THESE AUDITED FINANCIAL STATEMENTS SUPERCEDE OUR FILING ON MARCH 8, 2011 AND ARE BEING RE-FILED TO INCLUDE THE “INDEPENDENT AUDITORS’ REPORT” WHICH WAS OMITTED IN ERROR FROM THE ORIGINAL FILING.

Consolidated Financial Statements
(Expressed in Thousands of United States dollars)

TAHOE RESOURCES INC.

Year Ended December 31, 2010 and
Period Ended December 31, 2009

March 3, 2011

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS' REPORT

To the Shareholders

We have audited the accompanying consolidated financial statements of Tahoe Resources Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive loss, cash flows and changes in equity for the year ended December 31, 2010 and the period from incorporation on November 10, 2009 to December 31, 2009, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tahoe Resources Inc. as at December 31, 2010 and 2009, and its consolidated financial performance and its consolidated cash flows for the year ended December 31, 2010 and for the period from incorporation on November 10, 2009 to December 31, 2009 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

March 3, 2011

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

TAHOE RESOURCES INC.
Consolidated Balance Sheets
(Expressed in Thousands of United States Dollars)

		December 31,	December 31,
	Notes	2010	2009
Assets
Current assets:
Cash and cash equivalents		$436,462	$-
Other current assets		201	-
		436,663	-
Non-current assets:
Mineral property and equipment net	4	521,432	-
Other		25	-
		521,457	-

Total Assets		$958,120	$-

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$2,595	$-
Income tax payable		197	-
Total Current Liabilities		2,792

Non-current liabilities:
SARs liability	6	269	-
Total Liabilities		3,061	-

Shareholders’ equity:
Share capital	5	951,135	-
Reserves		11,934	-
Deficit		(8,010)	-
Total Shareholders' Equity		955,059	-

Total Liabilities and Shareholders' Equity		$958,120	$-

See accompanying notes to consolidated financial statements.

APPROVED BY THE DIRECTORS

(signed) Dan Rovig	(signed) Kevin McArthur
Director	Director and Chief Executive Officer

March 3, 2011	1

TAHOE RESOURCES INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Thousands of United States Dollars, Except per Share Information)

		Period from
		incorporation on
	Year ended	November 10, 2009
	December 31,	to December 31,
	2010	2009
Expenses:
Share based payments	$7,561	$-
Salaries	3,676	-
Exploration	1,611	-
Office services and rental	1,463	-
Mine engineering consulting	1,147	-
Consulting	995	-
Legal and structuring costs	749	-
Metallurgical drilling	480	-
Relocation	252	-
Others	1,340	-
	(19,274)	-
Foreign exchange gain	10,730	-
Interest income	731	-
Loss for the period before income tax	(7,813)	-
Income Tax expense	(197)	-
Loss for the period	(8,010)	-
Other comprehensive loss	-	-
Net loss and comprehensive loss	$(8,010)	$-
Loss per share:
Basic and diluted loss per share	$(0.12)	$-
Weighted average number of shares outstanding	67,801,597	1

See accompanying notes to consolidated financial statements.

March 3, 2011	2

TAHOE RESOURCES INC.

Consolidated Statements of Cash Flows
(Expressed in Thousands of United States Dollars)

			Period from
			incorporation on
		Year ended	November 10,
		December 31,	2009 to December
	Note	2010	31, 2009
Cash provided by (used in):
Operations:
Net loss for the year		$(8,010)	$-
Items not involving cash:
Depreciation		19	-
Share based payments		7,561	-
Foreign exchange gain		(10,730)	-
Interest income		(731)	-
Changes in non-cash working capital and other:
Other current and noncurrent assets		(226)	-
Accounts payable and accrued liabilities		1,531	-
Accrued taxes		197	-
		(10,389)	-
Investing
Interest received		731	-
Mineral property acquired	4	(226,781)	-
Land acquisitions		(20,340)	-
Plant and equipment additions		(917)	-
		(247,307)	-

Financing:
Proceeds received on founders shares		1,500	-
Proceeds received from directors loans		1,786	-
Issuance of share capital on IPO and over-allotment (net of issuance costs)	5	340,388	-
Proceeds from issuance of common shares on			-
exercise of underwriter warrants		4,482
Proceeds from share issuance (net of issuance costs)	5	335,272	-
		683,428	-

Effect of exchange rates on cash and cash equivalents		10,730	-
Increase in cash		436,462	-
Cash and cash equivalents, beginning of period		-	-
Cash and cash equivalents, end of period		$436,462	$-

March 3, 2011	3

TAHOE RESOURCES INC.

Consolidated Statement of Changes in Equity
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

			Share Based
	Number of	Share	Payments
	Shares	Capital	Reserve	Deficit	Total
Issuance of one share on incorporation, at CAD$1.00 being balance at December 31, 2009	1	$-	$-	$-	$-

Shares issued on conversion of Director loans:
Converted at CAD$0.25 per share	1,600,000	385	-	-	385
Converted at CAD$2.00 per share	750,000	1,401	-	-	1,401

Shares issued for cash:
Issued to Directors at CAD$2.00 per share	750,000	1,500	-	-	1,500
Initial Public Offering at CAD$6.00 per share, net of issuance costs	58,000,000	300,938	7,083	-	308,021
Over allotment at CAD$6.00 per share, net of issuance costs	5,800,000	32,028	-	-	32,028
Underwriters Warrants exercised at CAD$6.00 per share	762,140	6,014	(1,532)	-	4,482
Exercise of stock options	2,500	16	(16)	-	-
Underwritten offering at CAD 14.10 per share, net of issuance costs	24,959,692	334,736	-	-	334,736
Shares issued to non-employee as compensation for services	60,000	340	-	-	340
Shares issued on acquisition of mineral property	48,130,304	273,413	-	-	273,413
Shares issued under Restricted Share
Award (RSAs) compensation plan:
Issued to Directors	60,000	364	-	-	364

Share based payments	-	-	6,399	-	6,399
Net loss	-	-	-	(8,010)	(8,010)
Balance December 31, 2010	140,874,637	$951,135	$11,934	$(8,010)	$955,059

See accompanying notes to consolidated financial statements.

March 3, 2011	4

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

1.	Operations:

Tahoe Resources Inc. (the “Company”) was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009 under the name of CKM Resources Inc. On January 13, 2010, the Company changed its name to Tahoe Resources Inc. These consolidated financial statements include the accounts of the Company and its subsidiaries (together referred to as the “Group”). Its principal business activity is the acquisition, exploration and development of mineral properties in the Americas for the mining of precious metals.

2.	Significant accounting policies:
	(a)	Basis of presentation:
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in United States dollars, which is the Company’s and all of its subsidiaries’ functional currency.

The Board of Directors authorized issuance of the consolidated financial statements on March 3, 2011.

	(b)	Basis of consolidation:
The financial statements of the subsidiaries controlled by the Group are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-Group balances and transactions, including any unrealized income and expenses arising from Intra-Group transactions, are eliminated in full on consolidation. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

	(c)	Foreign currency:

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in the foreign currency are not re-translated.

	(d)	Non-derivative financial assets:
The Group has only one classification of non-derivative financial assets being loans and receivables.

The Group initially recognizes loans and receivables and deposits on the date that they originated.

March 3, 2011	5

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

2.	Significant accounting policies (continued):

	(d)	Non-derivative financial assets (continued):

The Group no longer recognizes the financial assets when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Loans and receivables with fixed or determinable payments that are not quoted in an active market are considered financial assets. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise other receivables and cash and cash equivalents.

Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less and GICs callable on demand.

	(e)	Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

	(f)	Share based payments:

Share based compensation arrangements in which the Group receives goods or services as consideration for its own equity instruments are accounted for as equity settled share based payment transactions. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Group receives the goods or the services.

The fair value of options on the date of the grant is recognized as an expense, with a corresponding increase in equity, over the period that the optionee becomes unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met.

The amount payable in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities over the period that the rights are exercisable. The liability is measured at each reporting date and at settlement date using the Black-Scholes option pricing model. Any changes in the fair value of the liability are recognized in profit or loss for the period.

March 3, 2011	6

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

2.	Significant accounting policies (continued):

	(g)	Exploration and evaluation expenditures:

The cost of exploration and evaluation assets acquired through a business combination or an asset acquisition are capitalized, as are expenditures incurred for the acquisition of land and surface rights. All other exploration and evaluation expenditures are expensed as incurred, including those incurred before the Company has obtained the legal rights to explore an area of interest.

Capitalized exploration and evaluation costs are classified as mineral property within mineral property, plant and equipment.

General and administrative costs are expensed as incurred.

	(h)	Mineral property and equipment:

Development expenditures directly attributable to a mineral property for which technical feasibility and commercial viability of the extraction of mineral resources has been demonstrated are capitalized as incurred.

Capitalized mineral property costs will be amortized using the unit of production method based on estimated proven and probable recoverable reserves commencing with commercial production.

If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to the higher of the value in use or fair value less selling costs. Impairment write downs are charged to profit or loss in the period such a determination is made.

Property and equipment (“PE”) are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of PE consists of the purchase price, any costs directly attributable to bring the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is recognized in profit or loss on a straight line basis over the estimated useful lives of each part of an item of PE, since this most closely reflects the expected pattern of consumption of economic benefits embodied in the asset.

March 3, 2011	7

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

2.	Significant accounting policies (continued):

	(h)	Mineral property and equipment (continued):
The estimated useful lives for the assets are as follows:

Asset	Lives
Plant – Equipment	5 years

An item of PE is written-off upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

(i)	Impairment:

At the end of each reporting period the carrying amounts of the Group’s long lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(j)	Provision for site reclamation and asset decommissioning:

The Group recognizes a liability for site closure and reclamation costs in the period in which it is incurred if a reasonable estimate of costs can be made. The Group records the present value of estimated future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these capitalized costs are amortized over the life of the related assets. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial estimates (additional asset retirement costs). The Group has no material asset retirement obligations as at December 31, 2010.

March 3, 2011	8

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

2.	Significant accounting policies (continued):

	(k)	Income taxes:

Income tax on the profit or loss for the period presented comprises current and deferred tax. Income tax is recognized in profit or loss in the statements of operations except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

	(l)	Non-derivative financial liabilities:

The Group has the following non-derivative financial liabilities: accounts payable and accrued liabilities and non-current SARs liability. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

	(m)	Loss per share:

The Group presents basic and diluted loss per share (“LPS”) data for its common shares. Basic LPS is calculated by dividing loss attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the period.

Diluted LPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential common shares, which comprise share options granted to employees and warrants to purchase shares. Diluted LPS equals basic LPS for the periods presented as all potential shares are anti- dilutive.

March 3, 2011	9

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

2.	Significant accounting policies (continued):

(n) Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are included in the following notes:

Note 4 – Mineral property and equipment; and Note 6 – Shares based payments.

(o) New standards and interpretations not yet adopted:

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the period ended December 31, 2010, and have not been applied in preparing these consolidated financial statements. None of these standards are expected to have a significant effect on the consolidated financial statements of the Group.

3.	Capital management:

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of equity, comprising share capital and reserves, net of accumulated deficit.

There were no changes in the Group’s approach to capital management during the period.

The Group is not subject to any externally imposed capital requirements.

March 3, 2011	10

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

4.	Mineral property, plant and equipment:

	Other capital
	expenditures,
	plant and	Mineral
	equipment	property	Total
Cost
Balance at January 1, 2010	$-	$-	$-
Acquisition of mineral property (a)	-	500,194	500,194
Additions	917	20,340	21,257
Balance at December 31, 2010	$917	$520,534	$521,451

Accumulated Depreciation
Balance at January 1, 2010	$-	$-	$-
Additions	(19)	-	(19)
Balance at September 30, 2010	$(19)	$-	$(19)

Carrying Amounts
At January 1, 2010	$-	$-	$-
At December 31, 2010	$898	$520,534	$521,432

(a)	Acquisition of Escobal:

On May 3, 2010, the Company entered into a purchase and sale agreement (the “Agreement”) to purchase the Escobal project (“Escobal”), a gold and silver mining project located in Guatemala from Goldcorp Holdings (Barbados) Ltd. and Guatemala Holdings Ltd., wholly owned subsidiaries of Goldcorp Inc. (collectively, the “Vendors”). The agreed consideration deliverable by the Company to the Vendors on closing consisted of both cash and equity in the Company. Closing of the acquisition was subject to the Company performing a successful Initial Public Offering (“IPO”). The terms of the Agreement required that the Company issue to the Vendors such number of shares of the Company equal to 40% of the issued and outstanding shares of the Company on a fully-diluted basis taking into account the shares of the Company that would be issued upon exercise of an over-allotment option. The cash component was also subject to adjustment on exercise of the over allotment option.

On June 8, 2010, the Company completed its IPO and immediately after completed the purchase of Escobal from the Vendors. The purchase price was paid through the issuance of 43,686,667 common shares of the Company, and cash payments aggregating to $244,792.

On June 17, 2010, the over allotment option was exercised and, as per the terms of the Agreement, the Company issued an additional 4,079,333 common shares to the Vendors so that the Vendors maintained an aggregate 40% interest in the Company. The Company also received $22,225 in cash back from the Vendors.

March 3, 2011	11

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

4.	Mineral property, plant and equipment (continued):

	(a)	Acquisition of Escobal (continued):
As per the Agreement, the Company also paid the Vendors an additional $2,002 as reimbursement of land acquisition costs incurred at Escobal since February 12, 2010 and up to the closing date.

Escobal is a recent discovery of silver, gold, lead and zinc mineralization in southeast Guatemala.

Purchase price:
47,766,000 common shares	$271,315
Cash consideration	224,570
495,885
Acquisition costs*:
Cash	2,211
364,304 common shares	2,098
4,309
Total	$500,194

*

The Company’s financial advisor with respect to the acquisition of Escobal was entitled to receive a fee equal to 0.85% of the deemed purchase price, payable at the option of the Company in cash or partially in cash and common shares of the Company.

The acquisition costs have been allocated in their entirety to mineral property.

March 3, 2011	12

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

5.	Share capital:

	Number of	Amount
	shares
Authorized:
Unlimited number of voting common shares without par value. Holders of common shares are entitled to one vote per share at meetings of the Company.

Issued:
Issuance of one share on incorporation at CAD$1.00, being balance at December 31, 2009	1	$-

Shares issued on conversion of Director loans:
Shares at CAD$0.25 per share (a)	1,600,000	385
Shares at CAD$2.00 per share (a)	750,000	1,401

Shares issued for cash:
Founders shares at CAD$2.00 per share (a)	750,000	1,500
IPO net of issuance costs (b)	58,000,000	300,938
Over allotment net of issuance costs (b)	5,800,000	32,028
Underwritten offering at CAD$14.10 per share, net of issuance cost (e)	24,959,692	334,736
Underwriters warrants exercised at CAD$6.00 per share	762,140	6,014
Exercise of stock options	2,500	16

Shares issued on acquisition of mineral property:
Issued to Vendor (c)	43,686,667	247,467
Issued to Vendor (c)	4,079,333	23,847
Issued to Advisor (c)	364,304	2,099

Shares issued under RSA plan:
Issued to Directors (d)	60,000	364
Shares issued to non-employees as compensation for services (b)	60,000	340
Balance, December 31, 2010	140,874,637	$951,135

March 3, 2011	13

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

5.	Share capital (continued):

Issuance of common shares

	(a)	Shares issued to directors:
See note 9 for descriptions of these issuances.

	(b)	Initial Public Offering (IPO) and over-allotment:

On June 8, 2010, the Company completed its IPO of 58,000,000 common shares at a price of CAD$6.00 per share for gross proceeds of $328,550 or $300,938 net of share issuance costs. The Underwriters were paid a cash fee of 5.5% of the gross proceeds and were issued Underwriter warrants entitling the Underwriters to purchase 3,190,000 shares of the Company at CAD$6.00 per share exercisable until June 8, 2012. In addition, the Company issued 60,000 shares to a consultant as compensation for services performed during the IPO process.

On June 17, 2010, pursuant to the full exercise of an over-allotment option of the Underwriters in connection with the IPO, the Company completed the sale of an additional 5,800,000 common shares of the Company at a price of CAD$6.00 per share for gross proceeds of $33,891 or $32,028 net of share issuance costs. The Underwriters were paid a cash fee of 5.5% of the gross proceeds of the over allotment and were also issued Underwriter warrants entitling the Underwriters to purchase 319,000 shares at CAD$6.00 per share exercisable until June 8, 2012.

Gross IPO and over-allotment proceeds	$362,442
Cash share issuance costs paid including Underwriter fees	(22,054)
340,388

Non cash share issuance costs*	(7,422)
Total	$332,966

*

Non cash transaction costs consisted of compensation options issued to the Underwriters and shares issued to non-employees for services related to the IPO. Refer to note 6 for further details on the valuation of these share based payments.

(c)	Escobal acquisition:

As part of the consideration for the acquisition of Escobal, the Company issued 47,766,000 common shares to the Vendors (June 8, 2010 – 43,686,667 and June 17, 2010 – 4,079,333 common shares) as per the terms of the Agreement. Refer to note 4 for additional details.

The Company also issued 364,304 shares to its financial advisor, for assistance in the acquisition of Escobal. Refer to note 4 for further details.

March 3, 2011	14

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

5.	Share capital (continued):

	(d)	Shares issued to Directors under RSAs

On June 8, 2010 under the Company’s stock compensation plan, the Company granted 60,000 common shares to the Directors which vested immediately. However, pursuant to the terms of the agreement under which the Company acquired Escobal (“Escobal Transaction Agreement”) these shares cannot be traded for 24 months.

The Company has also issued share options (see note 6).

	(e)	Underwritten offering

On December 23, 2010 the Company completed an equity financing resulting in the issuance of an additional 24,959,692 common shares (including the exercise in full of the over-allotment option of 3,255,612 common shares) at a price of CAD$14.10 per common share for aggregate gross proceeds to the Company of $346,466 and $334,736 net of share issuance costs. Other transaction costs of $536 were accrued at year end.

As part of the Underwritten offering Goldcorp purchased 10,285,692 common shares which maintained their percentage interest in the Company at the same level as before the offering. Under the Escobal Acquisition Agreement, Goldcorp has the right to purchase shares to maintain its percentage interest in the Company whenever shares are issued to other parties. This right is available to Goldcorp until its interest held falls below 20%.

6.	Share based payments:

Description of the share-based compensation arrangements

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. At December 31, 2010, the Group has the following share-based payment arrangements:

Share option program (equity-settled)

The Company has established a share option program that entitles key management personnel, senior employees, and consultants to purchase shares in the Company. Under the terms of this program, options are exercisable at the market close price of the shares on the day prior to the date of grant. The options vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors.

Share Awards (equity-settled)

The Company has also established an equity compensation plan under which Deferred Share Awards (DSAs) and Restricted Share Awards (RSAs) were issued to key management personnel and senior employees. Under the plan, key management personnel and senior employees were issued shares in the Company at no exercise price. The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors. The RSAs vested immediately on the grant date, but pursuant to the Escobal Transaction Agreement, the RSAs cannot be traded by the holder for 24 months.

March 3, 2011	15

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

6.	Share based payments (continued):

Underwriter warrants (equity-settled)

As part of the Underwriters’ compensation for assistance in the IPO of the Company, the underwriters received warrants equivalent to 5.5% of the common shares issued as part of the IPO including common shares issued on exercise of the over-allotment option. The warrants have an exercise period of 24 months from the date of the IPO.

Share appreciation rights (cash settled)

During the year the Group granted share appreciation rights (SARs) to other employees that entitle the employees to a cash payment. The amount of the cash payment is determined based on the difference between the strike price and the share price of the Company on the business day prior to the exercise dates.

Terms and conditions of share option program, share awards and Underwriter warrants

The terms and conditions relating to the grants during the year ended December 31, 2010 under the share option program, share awards and Underwriter warrants are as follows. All options, share awards, and warrants are to be settled by physical delivery of shares:

Share Options and Warrants:

	Number of	Vesting	Contractual
Grant date/employees entitled	instruments	conditions	life of options
Warrant issuance to Underwriters on June 8, 2010	3,190,000	(2)	2 years

Option grant to directors, executives and employees on June 10, 2010	2,250,000	(1)	5 years

Warrant issuance to Underwriters on June 17, 2010	319,000	(2)	2years

Option grant to executives and employees on November 10, 2010	240,000	(3)	5 years

Option grant to employees on December 7, 2010	60,000	(4)	5 years
Total share options and warrants	6,059,000

1.

On June 10, 2010, the Company granted stock options to Directors and employees for the acquisition of up to 2,250,000 common shares exercisable at a price of CAD$6.40 per share on or before June 10, 2015. The options vest over a two year period, with one-third of the options vesting upon the date of grant.

March 3, 2011	16

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

6.	Share based payments (continued):

	2.	On June 8 and on June 17, 2010, the Company granted the Underwriters warrants to purchase common shares in the amount of 3,190,000 and 319,000, respectively.

3.

On November 10, 2010, the Company granted stock options to executives and employees for the acquisition of up to 240,000 Common Shares exercisable at a price of CAD$11.15 per share on or before November 10, 2015. The options vest over a two year period, with one-third of the options vesting upon the date of grant.

4.

On December 7, 2010, the Company granted stock options to employees for the acquisition of up to 60,000 Common Shares exercisable at a price of CAD$14.80 per share on or before December 7, 2015. The options vest over a two year period, with one-third of the options vesting upon the date of grant.

The number and weighted average exercise price of share options is as follows:

	Weighted average
	exercise price CAD$	Number of options
Outstanding at January 1, 2010	CAD$ -	-
Granted	CAD$ 6.93	2,550,000
Exercised	CAD$ 11.15	(2,500)
Outstanding at December 31, 2010	CAD$ 6.93	2,547,500
Exercisable at December 31, 2010	CAD$ 6.93	849,167

At December 31, 2010, the Company had outstanding warrants to purchase an aggregate 2,746,860 Common Shares as follow:

			Number of
Issue	Price	Expiry	Warrants		Outstanding at
Date	CAD $	Date	Issued	Exercised	December 31, 2010
6/8/2010	$6.00	6/8/2012	3,190,000	(711,100)	2,478,900
6/17/2010	$6.00	6/17/2012	319,000	(51,040)	267,960
			3,509,000	(762,140)	2,746,860

During the 2010 year, warrants to purchase 762,140 common shares were exercised, resulting in cash proceeds of $4,482.

The options and warrants outstanding at December 31, 2010 have a weighted average exercise price of CAD$6.22 per share and a weighted average contractual life of 2.5 years. For the year ended December 31, 2010, the Company has recorded $4,144 of compensation expense relating to share options and warrants to purchase shares of the Company and $7,083 of compensation cost charged directly to equity in share capital.

March 3, 2011	17

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

6.	Share Based Payment (continued): Share Awards

	Number of
Grant date/employees entitled	instruments	Vesting conditions

RSAs granted to Directors on June 10, 2010	60,000	Vested immediately

DSAs granted to executives on June 10, 2010	126,000	1/3 each anniversary from issue date
DSAs granted to executives and senior employees on June 8, 2010	1,180,000	Cliff vest 24 months from grant date

Total share awards	1,366,000

Number of
Share awards
Outstanding at January 1, 2010	-
Granted	1,366,000
Shares issued pursuant to RSAs	(60,000)
Outstanding at December 31, 2010	1,306,000

For the year ended December 31, 2010, the Company has recorded $2,620 of compensation expense relating to RSAs and DSAs.

SARS

Grant date	Number issued	Vesting	Contractual life
July 1, 2010	142,000	(1)	5 years from grant date
September 1, 2010	20,000	(1)	5 years from grant date
September 20, 2010	10,000	(1)	5 years from grant date
November 1, 2010	65,000	(1)	5 years from grant date
November 10, 2010	20,000	(1)	5 years from grant date
Total	257,000

1.

SARS vest in 5 equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary from the grant date.

March 3, 2011	18

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

6.	Share Based Payment (continued):

Number of SARs
At January 1, 2010	-
Issued	257,000
Exercised	(2,000)
Outstanding at December 31, 2010	255,000
Exercisable on December 31, 2010	51,000

As at December 31, 2010 SARs vested have a weighted averaged intrinsic value of $8.00 per share.

For the year ended December 31, 2010, the Company has recorded $797 of compensation expense relating to SARS which were recorded in the income statement and in a corresponding liability. Prior to settlement, unvested and vested SARs are valued using the Black-Scholes Formula.

Inputs for measurement of grant date fair values

The grant date fair values of the share-based payments were measured based on the Black-Scholes formula. Due to the lack of historic information, the expected volatility was estimated by considering the historic average share price volatility from another company with similar assets. The inputs used in the measurement of the fair values at grant date of the share-based payment plan are the following:

	Share Option Program
	Key
	Management	Senior	Senior	Underwriter		SARs
	& Senior	employees	employees	Warrants		Employees
	Employees

2010 Grant Date	10-Jun	10-Nov	7-Dec	8-Jun	17-Jun	1-Jul - 16-Nov

Share price at grant date in CAD	$6.40	$11.14	$14.98	$6.00	$6.40	$6.40 - $10.60
Exercise price in CAD	$6.40	$11.15	$14.80	$6.00	$6.00	$6.40 - $10.60

Expected volatility (w eighted average volatility)	56%	66%	56%	62%	62%	68% - 65%
Option life	5	5	5	2	2	5
Expected dividends	-	-	-	-	-	-
Risk-free interest rate (based on government bonds)	1.77%	1.77%	1.77%	1.77%	1.77%	1.77%
Resulting fair value at grant date in CAD	$2.50	$6.30	$8.20	$2.11	$2.39	$3.73 - $6.35

March 3, 2011	19

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

7.	Subsidiaries:

	Place of	Ownership	Principal
Name of Subsidiary	Incorporation	Percentage	Activity
Tahoe Resources USA Inc. (a)	Nevada, USA	100%	Services
Tahoe Swiss A.G. (b)	Switzerland	100%	Services
Escobal Resources Holding Limited (c )	Barbados	100%	Services
Minera San Rafael, S.A. (d)	Guatemala	100%	Operations

1.	Tahoe Resources USA Inc. was incorporated on February 2, 2010 by the Company.
2.	Tahoe Swiss A.G was incorporated on May 20, 2010 by the Company.
3.	Escobal Resources Holding Limited was acquired by the Company on June 8, 2010.
4.	Minera San Rafael, S.A. was acquired by the Company on June 8, 2010.

8.	Segment Information:

The Company conducts its business as a single operating segment, being the mining business in Guatemala. All mineral properties and equipment are situated in Guatemala. Substantially all of the cash and cash equivalents are situated in Canada.

9.	Related parties:
Related party transactions, in addition to related party transactions described elsewhere in these financial statements include the following:

	(a)	Loans from Director:

On January 14, 2010, the then sole Director of the Company loaned the Company CAD$400, and on February 8, 2010 an amount of CAD$1,500. The loans were non-interest bearing, repayable on demand and convertible, at the Director’s election, into common shares of the Company on the basis of 1,600,000 shares at CAD$0.25 per share and 750,000 shares at CAD$2.00 per share, respectively. These loans were converted to common shares on March 30, 2010.

	(b)	Founders shares issued to Directors:
On April 29, 2010, the Company issued 750,000 common shares for CAD$2.00 per share for gross proceeds of CAD$1,500, to Directors of the Company.

	(c)	Key management personnel compensation:
In addition to their salaries, Key management personnel also participate in the Company’s share option and share incentive programs (see note 6).

Key management personnel compensation comprised:

2010
Short-term employee benefits	$2,623
Share-based payments	6,382
$9,005

March 3, 2011	20

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

9.	Related parties (continued):

	(d)	Transactions with entity with significant influence over the Company:

Goldcorp Inc. (“Goldcorp”) holds an interest in the Company’s publicly traded shares which give it significant influence. All transactions with Goldcorp were undertaken on an arms-length basis (note 5(e)).

10.	Financial Risk Management:

Overview
The Group has exposure to the following risks from its use of financial instruments:

credit risk
liquidity risk
market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk Management Framework
The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Group’s Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Liquidity Risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group’s financial liabilities at December 31, 2010 includes accounts payable and accrued liabilities all of which are due within 6 months or less. The long-term liability consists of the SARS long-term portion.

March 3, 2011	21

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

10.	Financial Risk Management (continued):

Credit Risk
Credit risk is the risk of financial loss to the Group if a counter-party to a financial instrument fails to meet its contractual obligations.

The Company holds the majority of its cash and cash equivalents in CAD and USD with large reputable financial institutions in Canada and the United States.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange and interest rates will affect the value of the Group’s holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Foreign Exchange Risk

The Group is exposed to currency risk on cash and cash equivalents and accounts payables that are denominated in a currency other than the respective functional currency of Group entities which is the USD. The Group has significant CAD cash and cash equivalent holdings from cash received from the Company’s IPO and subsequent equity financing.

US$
Cash in USD	$10,717
Cash in CAD	424,057
Cash in QTZ*	1,688
$436,462

* Guatemalan Quetzales

As at December 31, 2010, a 1% increase or decrease in the CAD to USD exchange rate would result in foreign exchange gain/loss of approximately $4,200 to the Company on its CAD holdings.

Interest Rate Risk
At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments related to cash and cash equivalents only.

March 3, 2011	22

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

11.	Commitments:

The Company has entered into lease agreements for the rental of office facilities that require minimum payments in the aggregate as follows:

2011	$207
2012	189
2013	191
2014	197
2015	100
Total lease commitments	$884

12.	Income Tax:

Income Tax Expense a. The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

2010
Loss before income taxes	$(7,813)
Statutory tax rate	28.5%
Income tax benefit	2,227
Reconciling items:
Difference between statutory and foreign tax rates	(789)
Non-deductible stock-based compensation	(2,646)
Non-taxable foreign exchange gain	1,927
Non-deductible expenses	(823)
Unrecognized tax benefits	(93)
Income tax benefit (expense)	$(197)

Deferred Tax Assets and Liabilities

b.	The significant components of the Company’s deferred tax assets and liabilities are as follows:

Recognized deferred tax assets/liabilities	2010
Deferred tax asset
Tax losses	$769

Deferred tax liability
Unrealized foreign exchange gain on cash	(769)
Total	$-

March 3, 2011	23

TAHOE RESOURCES INC.
Notes to Consolidated Financial Statements
(Expressed in Thousands of United States Dollars, Except per Share Information)
December 31, 2010 and 2009

12.	Income Tax (continued): c. Deferred tax assets have not been recognized in respect of the following items:

Unrecognized deferred tax assets	2010
Tax losses and tax credits	$1,848
Deductible temporary differences	6,763
Total	$8,611

Tax losses and tax credits:
As at December 31, 2010, the Company had $9,875 of tax losses for which $6,974 have not been recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income in relevant jurisdictions. The gross amount of tax losses carried forward are scheduled to expire in 2030.

Deductible temporary differences:
As at December 31, 2010, the Company had deductible temporary difference for which deferred tax assets of $6,763 have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The unrecognized deductible temporary difference will be deducted from taxable income in future years.

13.	Subsequent Events:

Subsequent to the year end, warrants to purchase 676,550 common shares were exercised, resulting in cash proceeds of $4,096.

On February 15, 2011, the environmental agency responsible for permitting mining activities in Guatemala (MARN) approved the Environmental Impact Assessment (EIA) for the Escobal Project underground exploration program.

March 3, 2011	24